                                                                     Exhibit 2.5


     FURTHER RESOLVED, that the last paragraph of Section 4.3 of the Plan of Reorganization is deleted in its entirety and is replaced by the following:


     The effective date of the Plan of Reorganization (the "Effective Date") shall be the date on which the Certificate of Authority issued by the Commissioner becomes effective; provided that in no event shall the Effective Date be less than 30 days after the Final Order Date nor more than 18 months after the Final Order Date, unless such period is extended by the Commissioner. The Plan of Reorganization shall be deemed to have become effective on the Effective Date at the time specified in the Certificate of Authority (the "Effective Time").